Filed Pursuant to Rule 433
Registration No. 333-221301
June 3, 2020

WPX ENERGY, INC.

Pricing Term Sheet

$500,000,000 5.875% Senior Notes due 2028

This term sheet supplements the information set forth in the Prospectus Supplement, subject to completion, dated June 3, 2020 to the Prospectus dated November 2, 2017 (the “Preliminary Prospectus Supplement”). Terms used in this term sheet but not defined herein will have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	WPX Energy, Inc.
Distribution:	SEC registered
Ratings:*	B1 (Moody’s) / BB- (S&P) / BBB- (Fitch)
Trade Date:	June 3, 2020
Settlement Date:

June 17, 2020

It is expected that delivery of the notes offered pursuant to this prospectus will be made to investors on or about June 17, 2020, which will be the tenth business day following the date of this prospectus (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Exchange Act as currently in effect, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade such notes prior to their date of delivery hereunder should consult their advisors.

Day Count:	30/360
Denominations:	$2,000 x $1,000
Title of Securities:	Senior Notes due 2028
Principal Amount:	$500,000,000
Maturity Date:	June 15, 2028
Coupon:	5.875%
Interest Payment Dates:	June 15 and December 15 of each year, beginning December 15, 2020
Interest Record Dates:	June 1 and December 1
Public Offering Price:	100%
Yield to Maturity:	5.875%
Underwriting Discounts and Commissions:	1.250%

Net Proceeds, Before Expenses, to WPX Energy, Inc.:	$493,750,000
Use of proceeds:	We intend to use the net proceeds of this offering to fund the Concurrent Tender Offers. Any excess net proceeds will be used for general corporate purposes, which may include the repayment or repurchase of outstanding indebtedness.
CUSIP / ISIN:	98212BAM5 / US98212BAM54
Optional Redemption:	At any time prior to June 15, 2023, make-whole call at the Treasury Rate + 50 bps plus accrued and unpaid interest.

On or after	Price
June 15, 2023	102.938%
June 15, 2024	101.469%
June 15, 2025 and thereafter	100.000%
in each case, plus accrued and unpaid interest.
Equity Clawback:	Up to 35% at 105.875% prior to June 15, 2023
Change of Control:	Putable at 101% of principal plus accrued and unpaid interest
Joint Book-Running Managers:

Wells Fargo Securities, LLC

BofA Securities, Inc.

TD Securities (USA) LLC

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Scotia Capital (USA) Inc.

Joint Lead Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC
Co-Managers:

ABN AMRO Securities (USA) LLC

BOK Financial Securities, Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

BBVA Securities Inc.

Credit Agricole Securities (USA) Inc.

Goldman Sachs & Co. LLC

ING Financial Markets LLC

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-866-309-6316, BofA Securities, Inc. toll-free at 1-800-294-1322 or by e-mailing dg.prospectus_requests@bofa.com or TD Securities (USA) LLC toll-free at 1-855-495-9846 or by e-mailing USTMG@tdsecurities.com.

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